EXHIBITS FOR SUB-ITEM 77M - RQI

Exhibit 77M

On June 29, 2009, the Boards of Directors of the Fund and each of Cohen & Steers Premium Income Realty Fund, Inc. ("RPF"), Cohen & Steers Advantage Income Realty Fund, Inc. ("RLF") and Cohen & Steers Worldwide Realty Income Fund, Inc. ("RWF") approved a proposal, subject to approval by the relevant fund's shareholders, to merge RPF, RLF and RWF with and into the Fund in accordance with the Maryland General Corporation Law. The purpose of the transaction was to combine four funds managed by the investment manager with comparable investment objectives and strategies. On November 24, 2009, RPF's, RLF's and the Fund's shareholders approved their respective mergers. After the close of business on December 18, 2009, the Fund acquired all of the assets and liabilities of RPF and RLF with the investment portfolio constituting the principal asset. The acquisition was accomplished by a tax-free exchange of 32,011,316 shares of RPF worth $214,761,871 and 26,601,508 shares of RLF worth $194,463,971 for 29,980,262 shares and 27,147,025 shares of the Fund, respectively. The net assets of RPF, RLF and the Fund immediately before the acquisition were $214,761,871 (including $26,018,917 of net unrealized appreciation), $194,463,971 (including $24,302,168 of net unrealized appreciation) and $281,076,148. The combined net assets of the Fund immediately following the acquisition were $690,301,990.

Although the Fund's shareholders approved the merger with RWF, RWF failed to receive a sufficient number of votes to approve the merger. On December 10, 2009, both RWF's and the Fund's Boards of Directors determined that the merger remained in the best interest of shareholders of both funds and set new record and shareholder meeting dates of December 17, 2009 and February 26, 2010, respectively. If the merger is approved by RWF's shareholders, all of RWF's assets and liabilities will be combined with the Fund, and each shareholder of RWF will receive a number of shares of the Fund in exchange for their shares of RWF, having an aggregate net asset value equal to the aggregate net asset value of RWF's shares held as of the close of business of the New York Stock Exchange on the closing date of the merger, which is expected to be on or about March 19, 2010.

On February 26, 2010, RWF's shareholders approved the merger with the Fund and as of the close of business on March 12, 2010, the Fund acquired all the net assets of RWF based on the respective valuations. The acquisition was accomplished by a tax-free exchange of 15,740,708 shares worth $119,072,328 of RWF for 14,702,451 shares of the Fund. The net assets of RWF and the Fund immediately before the acquisition were $119,072,328 (including $14,284,114 of net unrealized appreciation) and $780,443,201, respectively. The combined net assets of the Fund immediately following the acquisition were $899,515,529. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however the cost basis of the investments received from RWF was carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Merger related expenses, which were borne by the Fund, were approximately $413,000.